UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

or

[  ]    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to ______

Commission file number 1-13397

A.	Ingredion Incorporated Retirement Savings Plan for Salaried Employees

(Full title of the plan)

B.	Ingredion Incorporated, 5 Westbrook Corporate Center, Westchester, Illinois 60154

(Name of issuer of the securities held pursuant to the plan and the address of its   principal executive office)

REQUIRED INFORMATION

The following financial statements are furnished for the Plan and are filed herewith in paper under Rule 101(b)(3) of Regulation S-T:

1.	Consent of Independent Registered Public Accounting Firm.
2.	Report of Independent Registered Public Accounting Firm.
3.	Statement of Net Assets Available for Plan Benefits as of December 31, 2015 and 2014.
4.	Statement of Changes in Net Assets Available for Plan Benefits for the fiscal year ended December 31, 2015.
5.	Notes to Plan Financial Statements.
6.	Supplemental Schedule.

INGREDION INCORPORATED

RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

Westchester, Illinois

FINANCIAL STATEMENTS

December 31, 2015 and 2014

INGREDION INCORPORATED

RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

Westchester, Illinois

FINANCIAL STATEMENTS

December 31, 2015 and 2014

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Committee

Ingredion Incorporated

Retirement Savings Plan for Salaried Employees

Westchester, Illinois

We have audited the accompanying statements of net assets available for benefits of the Ingredion Incorporated Retirement Savings Plan for Salaried Employees as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 been subjected to audit procedures  performed in conjunction with the audit of the Ingredion Incorporated Retirement Savings Plan for Salaried Employees’ financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

South Bend, Indiana

June 23, 2016

P. 1

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets

Investments – at fair value (Note 2)	$319,492,898	$316,071,266
Notes receivable from participants	4,349,359	3,943,784

Net assets available for benefits	$323,842,257	$320,015,050

See accompanying notes to financial statements.

P. 2

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2015

Additions to net assets attributed to:

Net depreciation in fair value of investments	$(8,171,297)
Dividend and interest income on investments	13,974,154
Interest income on notes receivable from participants	181,576
Other income	17,052

Contributions:
Employer	7,252,185
Participants	11,794,410
Rollover	1,502,047
Total contributions	20,548,642

Total additions	26,550,127

Deductions from net assets attributed to:

Distributions to participants	22,943,710

Net increase before transfers	3,606,417

Transfers from other plans	220,790

Net increase	3,827,207

Net assets available for benefits, beginning of year	320,015,050

Net assets available for benefits, end of year	$323,842,257

See accompanying notes to financial statements.

P. 3

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

December 31, 2015 and 2014

Notes to Financial Statements

1.   Description of Plan

General

The following brief description of the Ingredion Incorporated Retirement Savings Plan for Salaried Employees (the “Plan”) is provided for general informational purposes only. Participants should refer to the plan document or the summary plan description for more complete information. The Plan is a defined contribution plan for the salaried employees of Ingredion Incorporated (the “Company”) in the United States. The Plan allows employees to set aside part of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company maintains the Plan for the benefit of its eligible salaried employees and those eligible salaried employees of its affiliates who adopt the Plan.

Fidelity Management Trust Company (the “Trustee”) holds the Plan’s investments and executes investment transactions through the trust established pursuant to the Plan.

Contributions and Vesting

Salaried employees become eligible to contribute to the Plan immediately upon employment.   Participants may contribute between 1% and 25% of their gross annual compensation on a before-tax basis, after-tax basis, or combination of both, subject to the limits imposed by the Internal Revenue Code ($18,000 on a before–tax basis for 2015). The Plan also allows for participants age 50 and older to contribute additional tax-deferred contributions. These catch-up contributions were subject to IRS limits of $6,000 in 2015. The Plan also permits participants to make rollover contributions in accordance with the Internal Revenue Code.

Effective January 1, 2012, the Plan was amended for automatic enrollment of participants. Each employee who commences employment, or re-employment, on or after January 1, 2012 and has not affirmatively elected within 30 days after becoming an eligible employee, will commence participation in the Plan at 3% of their gross annual compensation. Effective January 1, 2015, the automatic enrollment increased to 6% of gross annual compensation. Furthermore, employees hired or rehired after January 1, 2015 will be eligible for an additional 3% basic employer contribution to the Plan.

The Company makes a matching contribution to the Plan of an amount equal to 100% of the first 6% of salary that the employee has elected to contribute. Company contributions are 100% vested after three years of service.

Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan. The investment funds under the Plan include a stable value collective trust fund, a Company stock fund and various mutual funds.

Participant Accounts

Individual account balances are maintained for each participant. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are

(Continued)

P. 4

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

December 31, 2015 and 2014

Notes to Financial Statements, continued

1.   Description of Plan, continued

Participant Accounts, continued

used to reduce future Company contributions. As of December 31, 2015 and 2014, forfeitures of $1,862 and $26,408, respectively, were available. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants have a fully vested interest in all contributions made by them and in the Plan’s earnings/losses on those contributions at all times.

Notes Receivable from Participants

Participants are permitted to obtain loans from their plan accounts while employed by the Company. In general, the amount of the loan may not exceed the lesser of $50,000 reduced by the highest outstanding loan balance in a participant’s vested account during the prior 12-month period, or 50% of their vested account balance. The minimum loan amount is $500. Loan transactions are treated as a transfer between the investment funds and the loan fund. The loans bear a rate of interest equal to the prime rate as published by Reuters plus one percent as of the last business day of the month prior to the date the loan is requested. Loans are repaid through payroll deductions and repayments are reinvested into the participant’s account according to the current investment election. Current outstanding loans will mature through 2037.

Payment of Benefits

A participant becomes fully vested in all employer contributions upon death, disability or attaining the age of 65. Upon retirement, death, or termination, the participant’s benefit will generally be paid in a lump sum. Under certain circumstances, participants may withdraw their before-tax contributions during their employment with the Company. Withdrawals may be made in the event of financial hardship, as defined in the Plan, or after attainment of age 59 ½ years old.

Administrative Expenses

Loan origination fees associated with notes receivable are paid by participants and the Plan’s recordkeeping fees are paid by the Plan and are reflected as administrative expenses of the Plan.  Certain trustee fees and other administrative expenses are paid by the Company.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”).

New Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to present investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the Statement of Net Assets Available for Benefits. The Plan elected to

(Continued)

P. 5

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

December 31, 2015 and 2014

Notes to Financial Statements, continued

2.   Summary of Significant Accounting Policies, continued

New Accounting Standards, continued

early adopt ASU 2015-07 as of December 31, 2015 and has applied ASU 2015-07 retrospectively, as required. The adoption has been reflected in the fair value hierarchy table within Note 2 – Summary of Significant Accounting Policies. The adoption of ASU 2015-07 had no effect on the net assets available for benefits.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts. Contract value is the only required measure for fully benefit-responsive investment contracts. The ASU also clarifies that a Plan’s investments in stable value common or collective trusts are not considered fully benefit-responsive contracts and should be measured and presented only at fair value. Part II eliminates the requirement to disclose individual investments which comprise 5 percent or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. The Plan elected to early adopt ASU 2015-12 Parts I and II as of December 31, 2015 and has applied the provisions retrospectively. The Plan is not early adopting the provisions of ASU 2015-12 Part III as it is not applicable to the Plan. The adoption of ASU 2015-12 had no effect on the net assets available for benefits; however, it did remove the fair value to contract value adjustment presented in the Statement of Net Assets Available for Benefits with a corresponding decrease in the investments at fair value.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

The Plan’s investment activities as presented in the Statement of Changes in Net Assets Available for Benefits include the net appreciation or depreciation in fair value of investments, which consists of the realized gains or losses on investment sales and the unrealized appreciation or depreciation on investments held at year end.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.

(Continued)

P. 6

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

December 31, 2015 and 2014

Notes to Financial Statements, continued

2.   Summary of Significant Accounting Policies, continued

Investment Valuation and Income Recognition, continued

The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds and common stock:  The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Investment measured at net asset value:  The fair value of participation units held in the stable value collective trust funds are based on their net asset values as reported by the Trustee. Trust units may be redeemed on a daily basis to meet benefit payments and other participant-initiated withdrawals permitted by retirement plans invested in the trust. Under the terms of the Declaration of Trust, retirement plans invested in the trust are required to provide either 12 or 30 months’ advance noticed to the Trustee prior to redemption of trust units; the notice period may be shortened or waived by the Trustee in its sole discretion.

Money market mutual funds:  The fair value of the money market mutual fund balance has been determined based upon quoted redemption prices and recent transaction prices of $1.00 per share (Level 2 inputs), with no discounts for credit quality or liquidity restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

P. 7

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

December 31, 2015 and 2014

Notes to Financial Statements, continued

2.   Summary of Significant Accounting Policies, continued

Investment Valuation and Income Recognition, continued

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2015
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	For Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds	$243,355,326	$—	$—	$243,355,326
Company common stock	30,012,086	—	—	30,012,086
Money market mutual funds	—	5,460,133	—	5,460,133
Total assets in fair value hierarchy	273,367,412	5,460,133	—	278,827,545
Investments measured at net asset value ᵃ	—	—	—	40,665,353
Investments at fair value	$273,367,412	$5,460,133	$—	$319,492,898

	Fair Value Measurements
	at December 31, 2014
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	For Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds	$244,378,254	$—	$—	$244,378,254
Company common stock	26,358,749	—	—	26,358,749
Money market mutual funds	—	731,551	—	731,551
Total assets in fair value hierarchy	270,737,003	731,551	—	271,468,554
Investments measured at net asset value ᵃ	—	—	—	44,602,712
Investments at fair value	$270,737,003	$731,551	$—	$316,071,266

(a)

In accordance with FASB Accounting Standard Codification Topic 820, Fair Value Measurement, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

There were no transfers between Level 1 and Level 2 investments during 2015.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure

(Continued)

P. 8

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

December 31, 2015 and 2014

Notes to Financial Statements, continued

2.   Summary of Significant Accounting Policies, continued

Use of Estimates, continued

of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan allows participants to direct the investment of their account balances in a number of funds that invest in stocks, bonds, mutual funds and other investment securities. The values of certain investment securities are exposed to risks from a variety of factors, such as liquidity, changes in interest rates, fluctuations in market conditions and changes in the credit standing of issuers of investment securities.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

3.   Party in Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds or other investments managed by the Trustee or Fidelity Investments. Fidelity Investments is an affiliate of the Trustee; therefore, these transactions qualify as party-in-interest transactions.  For the year ended December 31, 2015, fees were paid by the Plan to an affiliate of the Trustee. Investment management fees are paid by the Plan to investment managers which are parties in interest and these expenses are reflected in the financial statements as a reduction of the return on the Plan’s investments.

The Plan also allows participants to invest their account balances in a unit-based fund that invests in shares of Ingredion Incorporated common stock. The number of shares of Ingredion Incorporated common stock held by the Plan at December 31, 2015 and 2014 was 313,148 shares and 310,688 shares, respectively. The fair value of these shares at December 31, 2015 and 2014 was $30,012,086 and $26,358,749, respectively. The Plan earned dividend income of $535,758 on the Ingredion Incorporated common stock during the year ended December 31, 2015. These transactions also qualify as party-in-interest transactions.

The Plan also allows participants to take loans from their accounts in the Plan. These transactions also qualify as party-in-interest transactions and totaled $4,349,359 and $3,943,784 at December 31, 2015 and 2014, respectively.

4.   Tax Status

The Internal Revenue Service has determined and informed the Plan by a letter dated March 3, 2014, that the Plan and related trust were designed in accordance with the applicable sections of the Internal

(Continued)

P. 9

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

December 31, 2015 and 2014

Notes to Financial Statements, continued

4.   Tax Status, continued

Revenue Code (IRC).  Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

5.   Rights Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

6.   Transfer of Assets

Throughout the year, employees may transfer to various positions within the Company. This may result in a transfer to or from the Plan to another plan sponsored by the Company. This is shown as a transfer to or from the Plan on the Statement of Changes in Net Assets Available for Benefits.

7.   Subsequent Event

On March 11, 2015, the Company completed its acquisition of Penford Corporation (“Penford”). As a result of the acquisition, Penford’s defined contribution plan, “Penford Corporation Savings and Stock Ownership Plan”, was merged with the Company’s two defined contribution plans effective January 15, 2016. Approximately $33 million (unaudited) was merged into the Ingredion Incorporated Retirement Savings Plan for Salaried Employees and $15 million (unaudited) was merged into the Ingredion Incorporated Retirement Savings Plan for Hourly Employees. The transfers were based on employee exemption status.

(Continued)

P. 10

SUPPLEMENTAL SCHEDULE

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

December 31, 2015

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

December 31, 2015

Name of Plan Sponsor:	Ingredion Incorporated
Employer identification number:	22-3514823
Three-digit plan number:	003

(a)	(b)	(c)	(d)	(e)
		Description of Investment Including
	Identify of Issue, Borrower, Lessor, or	Maturity Date, Rate of Interest,		Current
	Similar Party	Collateral, Par of Maturity Value	Cost	Value

	Collective Trust Fund:
	T Rowe Price	T Rowe Price Stable Value Common Trust Fund	#	$40,665,353

	Mutual Funds:
	T Rowe Price	TRP Small Cap Stock	#	15,872,295
	T Rowe Price	TRP Equity Income	#	19,084,995
	T Rowe Price	TRP Retirement 2005	#	2,508,884
	T Rowe Price	TRP Retirement 2010	#	1,158,665
	T Rowe Price	TRP Retirement 2015	#	3,193,202
	T Rowe Price	TRP Retirement 2020	#	13,782,904
	T Rowe Price	TRP Retirement 2025	#	12,390,105
	T Rowe Price	TRP Retirement 2030	#	15,789,105
	T Rowe Price	TRP Retirement 2035	#	6,249,215
	T Rowe Price	TRP Retirement 2040	#	9,639,439
	T Rowe Price	TRP Retirement 2045	#	3,428,960
	T Rowe Price	TRP Retirement 2050	#	4,251,252
	T Rowe Price	TRP Retirement 2055	#	1,168,402
	Franklin Templeton Investments	Franklin Small-Mid Cap Growth Fund R6	#	14,865,550
	American Funds	AF Europac Growth R6	#	17,711,360
	American Funds	Dodge & Cox Income	#	5,766,484
*	Fidelity Investments	Fidelity Investment Grade Bond Fund	#	9,873,292
*	Fidelity Investments	Fidelity Government Money Market Fund	#	4,529,169
*	Fidelity Investments	Fidelity Contrafund K	#	56,235,248
*	Fidelity Investments	Spartan 500 Index Institutional Fund	#	30,385,969
*	Fidelity Management Trust Co.	Fidelity Money Market Portfolio Class I	#	930,964

	Common Stock:
*	Ingredion Incorporated	Ingredion Incorporated common stock 313,148 shares	#	30,012,086

	Other:
*	Notes receivable from participants	Notes bearing interest at rates ranging from 4.25% to 9.25%, and maturing through 2037	#	4,349,359
				$323,842,257

*	Denotes a party in interest to the Plan.
#	All investments are participant-directed; therefore, historical cost information is not required.

P. 11

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingredion Incorporated
Retirement Savings Plan for
Salaried Employees

Date: June 23, 2016	By:	/s/ Colleen Houlihan
Name: Colleen Houlihan
Title: Plan Administrator

P. 12

EXHIBIT INDEX

Exhibit Number	Description of Documents

23.1	Consent of Independent Registered Public Accounting Firm

P. 13